UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2023
(Commission File No. 001-40634)
Gambling.com Group Limited
(Translation of registrant’s name into English)
22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX
(Address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐            No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐            No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On April 6, 2023, Gambling.com Group Limited ("Gambling.com Group”) announced its 2023 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein. The information in Exhibit 99.1 is also incorporated by reference into Gambling.com Group’s registration statements on Form F-3 (File No. 333-266888), and Form S-8 (File Nos. 333-258412, 333-262539, and 333-270786).

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of the 2023 Annual General Meeting of Shareholders

99.2	Registered Shareholders Proxy Card

99.3	Notice and Access Proxy Card

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer
Date: April 6, 2023
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